

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2018

Brian W. Freed
Chief Executive Officer
Altus Midstream Company
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, TX 77056-4400

> **Re: Altus Midstream Co**
> **Registration Statement on Form S-3**
> **Filed November 19, 2018**
> **File No. 333-228467**

Dear Mr. Freed :

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Kevin Dougherty at (202) 551-3271 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Natural Resources